SECURITIES AND EXCHANGE COMMISSION

04004202

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. Seelaus & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 DeForest Avenue, Suite 102
(No. and Street)

Summit	NJ	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karolina Pajdak 908 273-3011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crane, Tonelli, Rosenberg & Co., LLP
(Name – *if individual, state last, first, middle name*)

25 DeForest Avenue, Suite 101	Summit	NJ	07901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Seelaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. Seelaus & Company Inc., as of December 31, 2003, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BERNARD GARRUPPO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 6/12/2004

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY, CA
MICHAEL E. ROSENBERG, C.P.A. NJ
DAWN I. LEZON, C.P.A. NJ

SANFORD J. KARR, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351
INTERNET: www.CTRLLP.com

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. DC SECTION

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

February 24, 2004

To the Board of Directors
R. Seelaus & Co., Inc.
Summit, NJ 07901

In planning and performing our audit of the financial statements and supplemental schedules of R. Seelaus & Co., Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crane, Tonelli, Rosenberg & Co., LLP
February 24, 2004

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. D.C. 188 SECTION

R. SEELAUS & CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(With Independent Auditors' Report)

R. SEELAUS & CO., INC.

TABLE OF CONTENTS

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY, CA
MICHAEL E. ROSENBERG, C.P.A. NJ
DAWN I. LEZON, C.P.A. NJ

SANFORD J. KARR, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351
INTERNET: www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
R. Seelaus & Co., Inc.:

We have audited the accompanying statements of financial condition of R. Seelaus & Co., Inc. as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R. Seelaus & Co., Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Crane, Tonelli, Rosenberg & Co., LLP
February 24, 2004

R. SEELAUS & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS

	2003	2002
Cash	$ 142,891	$ 10,700
Securities owned – marketable	10,338,016	11,294,294
Secured demand notes	290,000	290,000
Furniture, equipment, and leasehold improvements – net	104,039	65,950
Other assets	406,248	414,088
	$11,281,194	$12,075,032

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Liabilities:		
Payables to clearing organization	$ 6,351,627	$ 6,489,578
Securities sold, not yet purchased, at market value	1,062,468	2,414,281
Accounts payable, accrued expenses and other liabilities	1,950,405	1,418,960
Note payable	-	33,006
Income taxes payable	-	106,248
Deferred income tax	-	5,393
	9,364,500	10,467,466
Commitments and Contingent Liabilities	-	-
Subordinated borrowings	290,000	290,000
Stockholders' Equity:		
Common stock, no par value; 1,000,000 shares authorized, 13,314 shares issued and outstanding, stated at $23 per share	307,553	287,215
Additional paid-in capital	111,614	68,000
Less: Treasury stock, -0- and 159 shares at cost, respectively	-	(11,973)
Retained earnings	1,207,527	974,324
Total Stockholders' Equity	1,626,694	1,317,566
	$11,281,194	$12,075,032

See accompanying notes to financial statements

R. SEELAUS & CO., INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2003	2002
Revenues:		
Trading gains	$11,794,265	$7,934,500
Syndicate income (loss)	6,947	(588)
Commission income	377,859	291,425
Interest and dividend income	881,422	417,570
Other income	123,820	34,046
Total Revenue	13,184,313	8,676,953
Operating Expenses:		
Employee compensation and benefits	10,701,861	6,589,224
Non-broker clearance charges	277,554	225,666
Interest	218,109	165,874
Communications and data processing	130,789	120,616
Occupancy and equipment	473,894	368,593
Promotion	6,736	11,421
Regulatory assessments	43,565	33,004
Payroll taxes	326,288	231,966
Depreciation	23,272	46,099
Other operating expenses	527,093	385,985
Total Operating Expenses	12,729,161	8,178,448
Income before income taxes	455,152	498,505
Provision for income taxes	8,900	125,000
Net income	$ 446,252	$ 373,505

See accompanying notes to financial statements

R. SEELAUS & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock		Additional Paid-In	Treasury Stock		Retained	Total Stockholders'
	Shares	Amount	Capital	Shares	Amount	Earnings	Equity
Balance at January 1, 2002	12,217	$282,225	$68,000	1,090	($80,768)	$604,005	$873,462
Net income						$373,505	$373,505
Issuance of common stock	217	$4,990					$4,990
Purchase of common shares for treasury (129 shares at cost)				129	($11,004)		($11,004)
Issuance of treasury stock				(1,060)	$79,799	($3,186)	$76,613
Balance at December 31, 2002	12,434	$287,215	$68,000	159	($11,973)	$974,324	$1,317,566
Net income						$446,252	$446,252
Distributions						($205,000)	($205,000)
Issuance of common stock	880	$20,338	$43,614				$63,952
Purchase of common shares for treasury (129 shares at cost)				388	($34,590)		($34,590)
Issuance of treasury stock				(547)	$46,563	($8,049)	$38,514
Balance at December 31, 2003	13,314	$307,553	$111,614	0	$0	$1,207,527	$1,626,694

See accompanying notes to financial statements

R. SEELAUS & CO., INC.
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Balance at January 1, 2002	$ 290,000
Increases:	-
Decreases:	-
Balance at December 31, 2002	290,000
Increases:	-
Decreases:	-
Balance at December 31, 2003	$ 290,000

See accompanying notes to financial statements

R. SEELAUS & CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2003	2002
Cash Flows from Operating Activities:		
Net Income	$ 446,252	$ 373,505
Adjustments to reconcile net income to		
Net cash provided by operating activities:		
Depreciation	23,272	46,099
Deferred taxes	(5,393)	1,000
(Increase) decrease in operating assets:		
Securities owned	956,278	(3,551,645)
Other assets	7,840	(92,296)
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	531,445	1,003,192
Payables to clearing organization	(137,951)	(377,885)
Securities sold not yet purchased	(1,351,813)	2,361,704
Income tax payable	(106,248)	101,248
Total adjustments	(82,570)	(508,583)
Net cash provided by (used in) operating activities	363,682	(135,078)
Cash Flows From Investing Activities:		
Acquisitions of furniture, equipment, and leasehold improvements	(61,361)	(29,511)
Net cash (used in) investing activities	(61,361)	(29,511)
Cash Flows From Financing Activities:		
Payment on note payable	(33,006)	(33,006)
Issuance of treasury stock	38,514	76,613
Purchase of common stock for treasury	(34,590)	(11,004)
Issuance of common stock	63,952	4,990
Distributions	(205,000)	-
Net cash provided by (used in) financing activities	(170,130)	37,593
Net increase (decrease) in cash	132,191	(126,996)
Cash at beginning of the year	10,700	137,696
Cash at end of the year	$ 142,891	$ 10,700
Supplemental cash flows disclosures:		
Cash paid during the year for:		
Income taxes	$ 128,579	$ 21,124
Interest	$ 219,812	$ 164,723

See accompanying notes to financial statements

Note 1: Summary of Significant Accounting Policies:

Description of Company

The Company organized in 1984, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's customers are located throughout the United States, with offices in Summit, New Jersey, Boca Raton, Florida and Boston, Massachusetts.

Securities Transactions

Marketable securities are valued at market values. All investments as of December 31, 2003 and 2002 are held at an outside location by a clearing organization.

Traded securities consist principally of municipal and government obligations and Unit Investment Trusts in order to provide income which is exempt from federal and/or state income taxes for the fixed-income investor. Other heavily traded securities include corporate bonds. The Company operates on a settlement date basis in which most transactions are recorded on the third business day following the trade date.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

Income Taxes

The Company has elected S corporation status effective January 1, 2003 (Note 9). Earnings and losses after that date will be included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Prior to the change, income taxes currently payable and deferred income taxes related primarily to differences between the financial basis of trade accounts receivable and their tax basis and differences between book and tax depreciation of fixed assets were recorded in the financial statements.

(Continued)

Note 1: Summary of Significant Accounting Policies: (Continued)

Income Taxes (Continued)

Deferred income taxes were provided in 2002 to recognize the effects of items reported in different time periods for financial statement and income tax purposes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The carrying value of the Company's notes payable approximates the fair value based on the current rates available to the Company for similar instruments.

Note 2: Securities Owned and Sold, Not Yet Purchased:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

(Continued)

Note 2: Securities Owned and Sold, Not Yet Purchased: (Continued)

Marketable securities owned and sold not yet purchased, consist of trading and investment securities at market values at December 31, 2003 and 2002 as follows:

	2003	
	Owned	Sold Not Yet Purchased
Government obligations	$ 1,176,859	$ 500,631
State and municipal obligations	5,112,913	-
Corporate bonds	3,995,432	550,761
Other securities	52,812	11,076
	$10,338,016	$1,062,468

	2002	
	Owned	Sold Not Yet Purchased
Government obligations	$ 3,905,919	$2,107,271
State and municipal obligations	5,609,251	260,001
Corporate bonds	1,755,774	47,009
Other securities	23,350	-
	$11,294,294	$2,414,281

Note 3: When-Issued Securities

The Company enters into certain transactions involving off-balance sheet financial instruments. These financial instruments are securities sold on a when-issued basis (when-issued securities). When-issued securities provide for the delayed delivery of the underlying instrument. When-issued securities transactions are entered into for trading purposes or to economically hedge other positions or transactions and are therefore subject to varying degrees of market and credit risk. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. The market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. These securities in accordance with industry practice, were not recorded on the statement of financial condition.

(Continued)

Note 4: Liabilities Subordinated to Claims of General Creditors:

The borrowings under subordination agreements at December 31, 2003 and 2002 are listed below:

	2003	2002
Liability pursuant to secured demand note collateral agreement, 9% interest paid monthly through April 15, 2005 based on $200,000 balance. Interest expense was $18,000 for the years ended December 31, 2003 and 2002.	$190,000	$190,000
Liability pursuant to secured demand note collateral agreement with an individual related to the majority stockholder, 8% interest paid monthly through April 15, 2005. Interest expense was $8,000 for the years ended December 31, 2003 and 2002.	100,000	100,000
	$290,000	$290,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5: Furniture, Equipment, and Leasehold Improvements:

Furniture, equipment, and leasehold improvements at December 31, 2003 and 2002 is summarized as follows:

	2003	2002
Office machinery and equipment	$ 295,806	$ 256,228
Leasehold improvements	55,478	33,694
	351,284	289,922
Less: Accumulated depreciation	(247,245)	(223,972)
Net Furniture, Equipment, and Leasehold Improvements	$ 104,039	$ 65,950

(Continued)

Note 6: Payables to Clearing Organization:

The payable to clearing organizations are loans collateralized by marketable securities at rates related to the Federal Funds rate.

Note 7: Commitments:

The Company is obligated under non-cancelable operating leases for office facilities and equipment expiring at various dates through June, 2006. The future minimum rental payments for the next five years and in the aggregate under the above lease agreements are as follows:

Years Ending December 31,	
2004	$241,162
2005	188,207
2006	9,563
Total future minimum lease payments	$438,932

Rent expense under all operating leases was approximately $258,000 and $231,000 for the years ended December 31, 2003 and 2002, respectively.

Note 8: Note Payable:

During 2003, the Company paid the final installment of the note payable. The note payable resulted from the Company's acquisition of 2,260 shares from a retiring shareholder in March 1999 and was due in annual installments of $33,006 with interest at 4.5%, maturing May 1, 2003. Note payable at December 31, 2002 was $33,006.

Note 9: Income Taxes:

The provision for income taxes for year ended December 31, 2003 of $8,900 has been provided in the financial statements for state corporate income tax obligations based upon the Company's current tax filing status as an S corporation. The Company elected S corporation status effective January 1, 2003. Earnings and losses after that date will be included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations.

(Continued)

Note 9: Income Taxes: (Continued)

Net non-current deferred taxes as presented in the accompanying statement of financial condition at December 31, 2002 consists of the following:

	2002
Deferred tax asset:	
Capital loss carryforward	$ -
Net operating loss carryforward	-
Valuation allowance	-
Deferred tax liability-depreciation	(5,393)
Net deferred tax liability	$(5,393)

The provision for income taxes consists of the following for the year ended December 31, 2002:

	2002
Current:	
Federal	$ 82,000
State	42,000
Total Current Taxes	124,000
Deferred:	
Federal	1,500
State	(500)
Total Deferred Taxes	1,000
Income Taxes	$125,000

Variations in the customary relationship between income tax expense and pre-tax accounting income exist because of non-taxable income items and non-deductible expense items included in the statements of income. For the year ended December 31, 2002 the principal variations resulted from non-taxable interest income on state and municipal obligations, and non-deductible interest expense.

(Continued)

Note 10: Principal Transactions

The Company's principal transaction revenues by reporting categories, including derivatives, at December 31, 2003 and 2002, are the following:

	2003	2002
Municipal Trading Gains	$ 2.6	$2.3
Government Trading Gains	5.8	4.8
Corporate Trading Gains	3.3	.8
UIT Trading Gains	.1	-
	$11.8	$7.9

Note 11: Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except long-term notes payable, and subordinated borrowings. The estimated fair values and the carrying amounts of these financial instruments at December 31, 2003 and 2002 are the same.

The fair value estimates of the Company's long-term notes payable and subordinated borrowings are based on current rates offered to the Company for debt with substantially the same characteristics and maturities.

Note 12: Employee Benefit Plan:

The Company maintains a 401(k) plan, which covers substantially all of its full-time employees. The plan permits employees to invest from 1% to 15% of their salary in the employee's choice of mutual fund. The Company matches 50% of the employee's contributions up to a maximum of 3%. During the years ended December 31, 2003 and 2002, the Company contributed approximately $163,000 and $53,000, to the plan, respectively.

(Continued)

R. SEELAUS & CO., INC.
Notes to Financial Statements
December 31, 2003 and 2002

Note 13: Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $991,637, which is $741,637 in excess of required net capital of $250,000. The Company's net capital ratio at December 31, 2003 was 1.97 to 1. At December 31, 2002, the Company had net capital of $920,967, which is $670,967 in excess of required net capital of $250,000. The Company's net capital ratio at December 31, 2002 was 1.69 to 1.

Note 14: Annual Report on Form X-17A-5:

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

Note 15: Concentrations:

The Company maintains its cash balances in a financial institution located in New Jersey. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003 and 2002, the company had no uninsured cash balances.

Note 16: Reclassifications

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

* * * * *

SCHEDULE I

R. SEELAUS & CO., INC.
COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31,

	2003	2002
Net Capital:		
Stockholders' Equity from Statement of Financial Condition	$1,626,694	$1,317,566
Add: Subordinated borrowings (allowable in computation of net capital)	290,000	290,000
Other allowable credits-deferred income taxes payable	-	5,393
Total Capital and Allowable Subordinated Borrowings	1,916,694	1,612,959
Deductions and Charges:		
Non-Allowable Assets	263,969	184,109
Net Capital Before Haircuts on Security Positions (tentative net capital)	1,652,725	1,428,850
Haircuts on Securities	661,088	507,883
Net Capital	$ 991,637	$ 920,967
Aggregate Indebtedness:		
Payable to Brokers and Dealers	$ 14,089	$ 14,801
Accrued Expenses and Other Liabilities	1,936,313	1,543,413
Total Aggregate Indebtedness	$1,950,402	$1,558,214
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness of $1,950,402 and $1,558,214 in 2003 and 2002, respectively)	$ 130,027	$ 103,881
Minimum Dollar Net Capital Requirement	$ 250,000	$ 250,000
Net Capital Required	$ 250,000	$ 250,000
Excess Net Capital at 1,500%	$ 741,637	$ 670,967
Excess Net Capital at 1,000%	$ 796,597	$ 765,146
Ratio of Aggregate Indebtedness to Net Capital	1.97	1.69

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2003, as amended, filed on February 24, 2004.

See accompanying notes to financial statements

SCHEDULE II

R. SEELAUS & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31,

	2003	2002
Credit Balances	NONE	NONE
Debit Balances	NONE	NONE
Reserve Computation:		
Excess of Total Credits Over Total Debits	NONE	NONE
Required Deposit	NONE	NONE
Frequency of Computation:	NOT APPLICABLE	NOT APPLICABLE

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there are no material differences between the computation for determination of reserve requirements as computed above and the computation by the Company included in the Form X-17A-5 as of December 31, 2003, as amended, filed on February 24, 2004.

See accompanying notes to financial statements

SCHEDULE III

R. SEELAUS & CO., INC.
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

State the Market Value and the Number of Items:

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2003 (for which instructions to reduce to possession or control had been issued as of that date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	NONE
	Number of Items	NONE
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
	Number of Items	NONE

See accompanying notes to financial statements